Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

APi Group Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-238890 and 333-238891) on Form S-8 of APi Group Corporation of our report dated March 24, 2021, with respect to the consolidated balance sheets of APi Group as of December 31, 2020 and 2019 (Successor), the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2020 and 2019 (Successor), period from January 1, 2019 through September 30, 2019, and the year ended December 31, 2018 (Predecessor) and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of APi Group Corporation.

Our report refers to a change in the method of accounting for leases.

/s/ KPMG LLP

Minneapolis, Minnesota

March 24, 2021